

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 4, 2011

<u>Via E-mail</u>
Ronald F. Valenta
Chief Executive Officer
General Finance Corporation
39 East Union Street
Pasadena, California 91103

> **Re: General Finance Corporation**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed August 3, 2011**
> **File No. 333-175458**

Dear Mr. Valenta:

We have limited our review of your amended registration statement to those issues we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

<u>Exhibit 24</u>

1. It does not appear that the power of attorney filed as Exhibit 24 relates to this filing. If an attorney-in-fact will sign this registration statement on behalf of other signatories, an appropriate power of attorney, related to this registration statement and executed by the other signatories, must be filed. Please revise or advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Ronald E. Alper, Staff Attorney, at (202) 551-3329, Lilyanna Peyser, Staff Attorney, at (202) 551-3222, or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Lilyanna L. Peyser for

Mara Ransom
Legal Branch Chief

cc: Christopher A. Wilson, Esq.